FOR IMMEDIATE RELEASE

Formula Systems Reports Third Quarter 2006

Herzliya, Israel – November 29 , 2006 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the third quarter 2006.

Revenues for the third quarter of 2006 totaled $143.7million compared to $126.5 million in the third quarter of 2005.  Revenues for the nine months ended September 30,2006 totaled $407.7 million compared to $381.6 million in the same period last year.

Operating income in the third quarter was $2.4 million compared to $4.6 million in the third quarter last year. Operating income for the nine months of 2006 was $5.4 million compared to $13.4 million in the first nine months of 2005.

Net loss in the third quarter totaled $988 thousand compared to $938 thousand net income in the third quarter of 2005. Net income for the period ended September 30, 2006 was $3.7 million compared to net income of $2.9 million in the same period of 2005.

In November 2006, an Extraordinary Shareholders Meeting of Formula approved the Spin-off of Formula's subsidiary Formula Vision Technologies (F.V.T) Ltd, by way of a dividend in kind. The Spin-off will take place in December 2006. Formula Vision is a managing and holding company, guiding a group of privately held IT companies with proprietary technologies and solutions targeting international markets.

Gad Goldstein, President of Formula, commented: "The Formula Vision model is based on value enhancement of the younger, smaller companies while exploring exit possibilities and with less emphasis on current performance. As a result Formula Vision financial results suffer from high volatility which in turn influenced Formula Systems financial results. Starting from the beginning of 2007 Formula Systems financial reports will include only large, operational companies that are judged mainly by business parameters such as sales turnover and operational profits. This will dramatically increase Formula's predictability and profitability. Formula's mission for 2007 will be to make sure that all its subsidiaries will contribute positively to Formula's operational profit while maintaining a higher level of transparency to Formula's shareholder community."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

CONSOLIDATED BALANCE SHEETS

	September 30, 2006 (Unaudited)	December 31, 2005
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	89,000	81,767
Short-term investments	31,739	36,185
Trade receivables	155,135	133,390
Other accounts receivable	28,941	24,770
Inventories	2,860	3,808

	307,675	279,920

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	13,136	3,091
Investments in affiliates	13,662	20,257

	26,798	23,348

SEVERANCE PAY FUND	31,080	33,627

FIXED ASSETS, NET	23,166	23,485

OTHER ASSETS, NET	286,134	269,705

	674,853	630,085

CURRENT LIABILITIES:
Liabilities to banks and others	89,317	105,420
Trade payables	55,480	47,534
Other accounts payable	81,350	74,765
Debentures	2,184	8,004
Customer advances, net of work in progress	4,325	7,309

	232,656	243,032

LONG-TERM LIABILITIES:
Debentures	33,188	16,809
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	797	1,282
Customer advances	571	645
Liabilities to banks and others	75,514	52,732
Liability in respect of the acquisition of activities	1,499	1,761
Accrued severance pay	38,999	39,727

	152,539	114,927

MINORITY INTEREST	117,359	108,681

SHAREHOLDERS’ EQUITY	172,299	163,445

	674,853	630,085

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	407,684	381,568	143,736	126,452
Cost of revenues	276,277	250,592	96,810	82,686

Gross profit	131,407	130,976	46,926	43,766
Research and development costs, net	19,627	17,173	6,808	5,999
Selling, general and administrative expenses	99,131	95,146	34,009	31,583
Depreciation and amortization	4,425	4,142	1,575	1,268
Restructuring and non-recurring costs	2,781	1,113	2,125	267

Operating income	5,443	13,402	2,409	4,649
Financial expenses, net	8,650	6,971	2,843	2,152

	(3,207)	6,431	(434)	2,497
Gain on realization of investments	14,299	4,195	69	1,733
Other income (expenses), net	(2,727)	567	(155)	(263)

Income before taxes on income	8,365	11,193	(520)	3,967
Taxes on income	943	2,950	219	1,250

	7,422	8,243	(739)	2,717
Equity in profits (losses) of affiliated companies, net	1,090	(2,598)	(503)	(177)
Minority interest in losses (profits), net	4,861	2,778	(254)	1,602

Net income	3,651	2,867	(988)	938

Earnings (loss) per share:
Basic	0.27	0.22	0.07	0.07

Diluted	0.24	0.17	(0.08)	0.07

Weighted average number of shares outstanding:
Basic	13,200	12,667	13,200	13,200

Diluted	13,200	12,667	13,200	13,200